 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

______________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

July 31, 2015

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Lombard Medical, Inc.

(Exact Name of Registrant as Specified in Its Charter)

______________________________

N/A

(Translation of Registrant’s Name into English)

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Cayman Islands	3841	Not applicable
(State or Other Jurisdiction of	(Primary Standard	(I.R.S. Employer
Incorporation or Organization)	Industrial	Identification Number)
	Classification Code
	Number)

4 Trident Park

Didcot

Oxfordshire OX11 7HJ

United Kingdom

+44 (0)1235 750800

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

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Lombard Medical Technologies, Inc.

15420 Laguna Canyon Road

Suite 260

Irvine, CA 92618

(Name, Address, Including Area Code, of Agent for Service)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 24, 2015, Lombard Medical, Inc. (the “Company”) announced that it plans to hold its 2015 Annual General Meeting of Shareholders (the “Annual Meeting”) on August 18, 2015 at 10:00 a.m., Pacific Time, at the Company’s corporate headquarters at 6440 Oak Canyon, Suite 200, Irvine, California 92618.

Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, on July 17, 2015 the Company mailed a Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement to the Company’s shareholders of record as of July 17, 2015, copies of which are contained in Exhibit 99.1 to this Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

By: /s/ William J. Kullback

William J. Kullback
Chief Financial Officer

Date: July 31, 2015